Exhibit 99.1

May 18, 2015

Press release

Turquoise Hill provides additional details on Oyu Tolgoi Underground Mine Development and Financing Plan

VANCOUVER, CANADA – Further to today’s joint announcement by Turquoise Hill Resources, the Government of Mongolia and Rio Tinto, the Company is providing additional details in connection with the Oyu Tolgoi Underground Mine Development and Financing Plan (the Mine Plan), which provides a pathway forward in addressing outstanding shareholder matters to restart underground development. Next steps include approval of the underground feasibility study and project financing as well as obtaining all necessary permits. The Mine Plan confirms the project cost for Oyu Tolgoi’s initial construction and development and reinforces the principles set out in the Investment Agreement and the Amended and Restated Shareholders Agreement (ARSHA).

Jeff Tygesen, Turquoise Hill’s Chief Executive Officer, said, “Today’s announcement is a major milestone in Turquoise Hill’s history. The Mine Plan outlines a pathway to restarting underground development at Oyu Tolgoi, where approximately 80% of the mine’s value resides. The agreement will supplement the benefits of open-pit operations, which is providing jobs in Mongolia, additional economic contributions and best practices in mining. I am confident today’s announcement will allow the value of Oyu Tolgoi to be more fully realized by all Turquoise Hill shareholders.”

The Company will host a conference call and webcast to discuss the Mine Plan tomorrow at 10:00 am EDST/7:00 am PDST.

Next steps toward the underground development include on-going discussions with the Government of Mongolia in relation to the 2014 Feasibility Study and engagement with international financial institutions, export credit agencies and commercial banks to secure approximately $4 billion in project financing. When all steps and approvals on the path forward have been reached, the underground workforce will be remobilized.

The agreements address key outstanding matters including the following specific items: tax matters, the 2% net smelter royalty, sales royalty calculation and management services payments. The agreements also address the sourcing of power for Oyu Tolgoi from within Mongolia. The overall value impact for the Company in connection with the agreements is less than 2% of the value of the reserve case of $7.4 billion.

In 2003, Turquoise Hill acquired a 2% net smelter royalty from BHP Billiton. The enforceability of the royalty has been challenged by the Assistant General Prosecutor of Mongolia under Mongolian law. The Company has conceded that it has no entitlement to receive payment.

In June 2014, Oyu Tolgoi LLC received a Tax Act (Tax Assessment) from the Mongolian Tax Authority as a result of a general tax audit for the period 2010 through 2012. Oyu Tolgoi appealed the assessment and in September 2014 received a response reducing the amount of tax, interest and penalties claimed to be payable,

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com from approximately $127 million to approximately $30 million. In a separate agreement with the Government of Mongolia, Oyu Tolgoi has agreed, without accepting liability and without creating a precedent to pay the amount of the determination by way of settlement to resolve the tax matter.

The parties have agreed that Oyu Tolgoi’s 5% sales royalty paid to the Government of Mongolia will be calculated on gross revenues by not allowing deductions for the costs of processing, freight differentials, penalties or payables. Oyu Tolgoi will recalculate royalties payable accordingly since the commencement of sales and submit any additional amount payable to the Government within 30 days.

Notwithstanding the terms of the ARSHA, the parties have agreed that in calculating the Management Services Payment (MSP), the rate applied to capital costs of the underground development will be 3% instead of 6%, as provided by the ARSHA. The MSP rate on operating cost and capital related to current operations remains at 6%.

Within 30 days of execution of the Mine Plan, Oyu Tolgoi LLC and Turquoise Hill have agreed to prepare and submit working assumptions for a possible credit enhancement mechanism to support Oyu Tolgoi LLC’s obligations under a potential power purchase arrangement from the Tavan Tolgoi power plant project.

Today’s announcement is a significant first step towards restarting underground development. The Mine Plan is available on SEDAR and the Company’s website.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company whose primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia.

Contacts

Investors	Media
Jessica Largent Office: +1 604 648 3957 Email: jessica.largent@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

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Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; the Company’s interactions with the Government of Mongolia; and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, the ability to complete the disposition of certain of its non-core assets, the ability and timing to complete project financing and/or secure other financing on acceptable terms, and the status of the

Company’s relationship and interactions with the Government of Mongolia on the continued development of the Oyu Tolgoi mine and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities or assessments by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi mine, including development of the underground mine, and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the construction and development of the Oyu Tolgoi mine, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the impact of the delay in the funding and development of the Oyu Tolgoi underground mine; the timing to satisfy all conditions precedent to the availability of Oyu Tolgoi project financing; the approval of the underground feasibility study by Oyu Tolgoi LLC and its shareholders; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the timing and availability of a long-term power source for the Oyu Tolgoi mine; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the underground feasibility study and in the 2014 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi mine.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi mine. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although the Oyu Tolgoi mine has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of the Oyu Tolgoi mine have been delayed during the period that was required to resolve outstanding matters with the Government of Mongolia. These delays can impact project economics.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 20, 2015 in respect of the year ended December 31, 2014 (the “AIF”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements contained herein are made as of the date hereof and the Company does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained herein are expressly qualified by this cautionary statement.

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